UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

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CHEETAH ENTERPRISES, INC.
(Name of Registrant)

Nevada	000-55667	37-1763227
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1922 9th Avenue #310

Seattle, WA 98101

(Address of Principal Executive Offices)

(206) 650-1791

(Registrant’s Telephone Number)

John B. Lowy, Esq.

645 Fifth Avenue, Suite 400

New York, NY 10022

(212) 371-7799

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

We Are Not Asking You for a Proxy and

You Are Required Not to Send Us a Proxy

CHEETAH ENTERPRISES, INC.

1922 9th Avenue #310

Seattle, WA 98101

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Thereunder

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement pursuant to Rule 14f-1 (the “Notice”) is being furnished to all holders of record of common stock of Cheetah Enterprises, Inc. (the “Company”) at the close of business on May 22, 2018 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs otherwise than at a meeting of our stockholders. Accordingly, the change in a majority of our directors pursuant to the terms of the Common Stock Purchase Agreement will not officially occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to our stockholders of record on or about May 22, 2018.

Please read this Information Statement carefully. It describes the terms of the Common Stock Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Common Stock Purchase Agreement. All of our filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (“SEC”) at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

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As of May 17, 2018, Edward Mulhern and Ryan Mulhern (the “Sellers”), entered into a Common Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which the Sellers agreed to sell to Wari USA, LLC (the “Purchaser”), the 16,995,000 shares of common stock of the Company (the “Shares”) owned by the Sellers, constituting approximately 82.6% of the Company’s 20,566,050 issued and outstanding common shares, for $79,000. As a result of the sale there will be a change of control of the Company. It is intended that the change of management will be completed approximately 11 days after this Information Statement is filed with the SEC and mailed to the Company’s stockholders. There is no family relationship or other relationship between the Sellers and the Purchaser.

In connection with the sale pursuant to the Stock Purchase Agreement, the Sellers and the Company’s sole director and officer—Mr. Edward Mulhern--has agreed to (a) appoint Amadou Diop and Kabirou Mbodje (the “Designees”) as the directors of the Company, subject to the filing and dissemination of this Information Statement, and (b) submit his resignation as the sole director and officer of the Company, subject to the filing and dissemination of this Information Statement. As a result thereof, the Designees will then constitute the entire Board of Directors of the Company.

As of the date of this Information Statement, the authorized capital stock of the Company consists of 125,000,000 shares of common stock, par value $.001 per share, of which 20,566,050 shares are issued and outstanding, and 10,000,000 shares of Preferred Stock, $.001 par value, none of which shares are issued or outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

CURRENT DIRECTOR AND EXECUTIVE OFFICER

Set forth below are the current directors and executive officers of the Company:

Name	Position/Title	Age

Edward Mulhern	President, Director, CEO, CFO	59

______________

(1)	Mr. Mulhern will resign all of his positions when the change of control is completed, on or about June 4, 2018.

The following sets forth biographical information regarding the Company’s current sole director and officer:

Mr. Mulhern has a diverse business background highlighted by multiple successful tenures in the software industry with some of the most preeminent Software companies in the country.

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Mr. Mulhern graduated in the top 5% percentile of his class from the British Columbia Institute of Technology in 1980 with a degree in Global Business Studies. He began his career with Hunt International, a global real estate acquisition, ownership and investment business. Edward served as an Analyst for the firm responsible for identifying opportunities in direct-owned assets and public-private partnerships.

In 1997, Mr. Mulhern was recruited by Ingram Micro, a Fortune 500 global technology and supply chain services company providing technology solutions to businesses around the world. As an Account Manager, Mr. Mulhern’s focus was to provide educational resources to prospective and existing small business clients, driving the sale of their technical product, services and programs.

In 2002, Mr. Mulhern joined Onvia Inc. Onvia is a global leader in Business to Government sales intelligence. As an Account Specialist, Mr. Mulhern functioned as an intermediary with public companies and was responsible for ensuring strong adoption and maximized engagement of the Onvia platform.

Set forth below is information describing the Company’s proposed new directors (the “Designees”), to be designated pursuant to the terms of the Stock Purchase Agreement:

Name and Address	Position/Title (1)	Age

Amadou Diop 142 Fenetre Mermoz Dakar, Senegal	Director, CEO	53

Kabirou Mbodje Dakar, Senegal	Director	54

______________

(1)	The persons named above will become the Company’s directors when completion of the change of control takes effect, on or about June 4, 2018.

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The following sets forth biographical information regarding the Company’s proposed new directors and officers:

Amadou Diop is Wari the Executive Director of Wari /USA LLC (“Wari”), based in Senegal, since 2016, and an ICT telecom and technology advisor for Millennium Connect Africa, a Wari associated company, since 2014. Prior to joining the Wari venture, Mr Diop was the Managing Director Africa/ M East of (Panamsat), the largest private satellite services provider in the world from 1997 until 1999; and prior to joining Panamsat, Mr. Diop acted as Director of Business Development for Hughes Space and Communication HSC (Boeing) satellite Division) from 1992 until 1997. His responsibilities included managing the Hughes satellite marketing and sales campaigns, worth over US $2.5 billion, throughout Africa and the Middle East, while assisting in other satellite marketing campaigns in South America and Asia, including but not limited to his involvement in the feasibility study and provisioning of a domestic satellite for Malaysia (Measat), Brazil (Brazilsat), and United Arabs Emirates (Thuraya)

Additionally, Mr. Diop worked for the Hughes Space and Communications New Ventures Organization, conducting market research and new product and satellite business services launch for prospective customers, while validating their business plan and feasibility studies. Similar activities were conducted at the corporate level as a market analyst, assisting in the assessment of new mergers and acquisitions/ corporate strategies for Hughes Space & Communications’ long term development in emerging markets. Additional responsibilities included assisting various governments, and private sector organizations in structuring project funding with large financial organizations,

From 1999 until 2000, Mr. Diop was the Regional Director for Flagship Telesystems, a business intelligence, billing and customer care software solutions provider based in United Kingdom, prior to its merger with Protek. His responsibilities included marketing and business development in Africa. Today, more than 16 Mobile and fixed line operators in Africa are using Protek legacy billing and customer care solutions as a result of his involvement

In 2000, Mr. Diop was the Founder, and from 2001 until 2013 he was Consultant / Executive Vice president of Netsure, an electronic payment software solution provider, Mr Diop’s responsibilities included managing a sales and technical team for the development, commissioning and installation of pre-paid value added product with mobile operators in Africa, the Middle East and Europe. Mr. Diop also provided telecommunications and infrastructure related advisory services to both governments and the private sector .

Mr. Diop graduated from the University of Pennsylvania/ Wharton School/ GSE CLO program and The Anderson School of Management/University of California Los Angeles (UCLA)

Kabirou Mbodje was born in Lyon, France, and holds a degree in Telecom Engineering from France, and an MBA in 2003 in the United States University. In 2003, he created NetPay, which later became CallMoney, a payment solution based on mobile subscriptions.

Mr. Mbodje co-founded (with Mr. Diop) Wari in 2008. Wari is a digital platform at the heart of the “Uberization,” (the expansion of digital financial services to the informal sector) of African economies, and the Continent’s financial inclusion. Wari’s solutions address payments of all sorts, including buying airtime and transferring pensions, scholarships or wages, all at a cost which is believed to be lower than competitors’.

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Wari has approximately 212,000,000 users, and manages more than 1,000,000 transactions per day, accounting for more than $6 billion of annual flow, through more than 500,000 points of sale, with 152 partnering banks in more than 60 countries.

Mr. Mbodje believes that “Africa will create tomorrow’s economic and digital model. Africa can count on its economic vitality, its capacity to develop new services, and the potential for organizational initiatives. Actually, Africa id leaping over all intermediary steps: we have seen it in the telecoms sector and we are now going through it in the digital sector.”

Mr. Mbodje is also a member of the U.S. Chamber of Commerce.

There is no relationship between the Sellers and the Designees, and the Designees are not related to each other. The proposed new directors and officers have no material plan, contract or arrangement (written or not written) to which a proposed new director or officer is a party, or in which either participates, that is entered into, or a material amendment, in connection with any grant or award to any such covered person or modification thereto, under any such plan, contract or arrangement in connection with any such event.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the Company’s knowledge, during the past ten (10) years, neither our sole current director and officer, nor either of the Designees, has been:

•	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock and (ii) by the directors and executive officers of the Company. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

The following sets forth the beneficial ownership information prior to the closing of the Share Purchase Agreement:

Title of Class	Name and Address Of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)

Common Stock, par value $0.001	Edward Mulhern 19209th Avenue #310 Seattle WA 98101	16,770,000	81.5%

Common Stock, par value $0.001	All Executive Officers and Directors as a Group (1 person)	16,770,000	81.5%

______________

(1)	The percent of class is based on 9,500,000 shares of common stock issued and outstanding as of April 27, 2017.

The following sets forth the beneficial ownership information after the closing of the Share Purchase Agreement:

Title of Class	Name and address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common Stock Par value $.001	Wari USA, LLC 1717 Pennsylvania Ave. Washington, DC 29996	16,995,000(1)	82.6%

___________

(1)	Messrs. Diop and Mbodje each have voting power over the shares registered in the name of Wari USA, LLC, and therefore each may be deemed to be the beneficial owner of these shares.

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Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 5% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 5% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of the Forms 3, 4 and 5 filed), no officer, director or 5% beneficial stockholder of the Company failed to file on a timely basis any reports required by Section 16(a) of the Exchange Act during the Company’s fiscal year ended November 30, 2017.

COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended November 30, 2017, no director or executive officer received any compensation from the Company.

Corporate Governance

Board of Directors and Committees; Director Independence

We do not have standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. These functions are currently performed by the Board of Directors, which currently consists of one person. We do not have an audit committee charter or nominating committee charter.

Our Board of Directors does not currently have an expressed policy with regard to the consideration of any director candidates recommended by stockholders because the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis. Our Board of Directors does not currently have any formal minimum criteria for nominees. We have not received any recommendations for director nominees from any stockholders.

Neither of our current director, nor the Designees following the change of control, are “independent” directors under the Nasdaq Marketplace Rules.

Board Meetings

During the Company’s fiscal year ended November 30, 2017, our Board of Directors did not hold any meetings and took no actions by written consent. We have not yet established a policy with respect to board member’s attendance at annual meetings.

Stockholder Communications

Our Board of Directors does not currently have a process for our stockholders to send communications to the Board of Directors. Following the change of control of the Board of Directors, our stockholders can send communications to the new Board of Directors by writing to Amadou Diop, Wari USA LLC, 1717 Pennsylvania Ave., Washington DC 29996, email: adiop@micasat.com.

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No current or prior officer or director has received any remuneration or compensation from the Company in the past two years, nor has any member of the Company’s management been granted any option or stock appreciation right. Accordingly, no tables relating to such items have been included within this Item. None of our employees are subject to a written employment agreement nor has any officer received a cash salary since our founding.

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal periods ended November 30, 2017 and 2016. Other than as set forth herein, no executive officer’s salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Edward Mulhern	2017	$-	$-	$-	$-	$-	$-	$-	$-

President	2016	$-	$-	$-	$-	$-	$-	$-	$-

Compensation of Directors

There are no agreements to compensate any of the directors for their services.

We have not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our employees.

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Termination of Employment and Change of Control Arrangement

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any former employees, officers or directors which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of such person’s employment with the Company, or any change in control of the Company, or a change in the person’s responsibilities following a change in control of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, neither the current directors and officers, nor the Designees, nor any member of the immediate family of such persons, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended December 31, 2015 and 2016, in any transaction or proposed transaction which may materially affect the Company

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

CHEETAH ENTERPRISES, INC.

May 23, 2018	By:	/s/ Edward Mulhern
Edward Mulhern, CEO

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